Mail Stop 6010

April 9, 2008

Alan P. Timmins
President and Chief Executive Officer
AVI BioPharma, Inc.
One S.W. Columbia, Suite 1105
Portland, OR 97258

Re: AVI BioPharma, Inc.
Registration Statement on Form S-3
File Number 333-150021

Dear Mr. Timmins:

        This is to advise you that we have limited our review of the above referenced
registration statement to the issue identified below. We will make no further review of this
filing.

Form S-3

1.   We note you incorporate by reference your 2007 Form 10-K, which was filed on
        March 17, 2008. However, we also note that Part III of the Form 10-K incorporates
        by reference to your definitive proxy statement, which does not yet appear to have
        been filed. Because your Form S-3 does not contain this information, please note that
        prior to effectiveness of this Form S-3, you will need to do one of the following: (i)
        amend your Form S-3 to include the required information; (ii) file a definitive proxy
        statement; or (iii) amend your Form 10-K to include the Part III information.

                                *   *   *

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the
effective date of the pending registration statement, it should furnish a letter, at the time of
such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please contact Song P. Brandon at (202) 551-3621 or me at (202) 551-3710 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Michael C. Phillips, Esq.
        Davis Wright Tremaine LLP
        23rd Floor
        1300 S.W. Fifth Avenue
        Portland, OR 97201